Mail Stop 4561

May 22, 2007

Mr. William I. Miller
Chairman of the Board
and Chief Executive Officer
Irwin Financial Corporation
500 Washington Street
Columbus, Indiana 47201

     Re: **Irwin Financial Corporation**
            Form 10-K for Fiscal Year Ended December 31, 2006

Dear Mr. Miller:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Note 1 – Summary of Significant Accounting Policies, page 76

Incentive Servicing Fees, page 78

1. We note you obtain the right to an incentive servicing fee that will provide cash payments if a pre-established return for the certificate holders and certain structure-specific loan credit and servicing performance metrics are met. Please revise to disclose the performance criteria and how you determined they were met

at each period end in order to properly recognize them as revenue. Clarify how you considered EITF D-96.

2. We note you estimate the fair value of incentive service fees when determining the initial gain or loss on sale of certain home equity loans. Considering that the performance criteria have not been met at the date of sale, please revise to disclose how you make this estimate and disclose the authoritative literature that you rely on in preparing it.

3. Please revise to clarify how you determined the SFAS 140 model is appropriate to assess the impairment of incentive service fees since they do not represent contractual rights to cash flows at the date of sale and are not recognizable as revenue unless the performance criteria are met.

4. Please revise to disclose a roll forward of these fees for each period presented.

*   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides the requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Matthew Komar, Staff Accountant, at (202) 551-3781 or me at (202) 551-3851, if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

Paul Cline
Senior Accountant